1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

Alexander C. Karampatsos
alexander.karampatsos@dechert.com
May 8, 2025	+1 202 261 3402 Direct

VIA EDGAR

Brian Szilagyi
U.S. Securities and Exchange Commission
Division of Investment Management, Disclosure Review and Accounting
100 F Street, NE
Washington, DC 20549

Re:	Eagle Point Credit Company Inc. (811-22974) (the “Registrant”)

Dear Mr. Szilagyi:

This letter responds to comments you provided telephonically to Alexander C. Karampatsos and Antonio G. Fraone of Dechert LLP on Thursday, April 10, 2025, with respect to your review pursuant to the Sarbanes-Oxley Act of 2002 of the report filed on Form N-CSR and other filings for the Registrant, relating to the fiscal year ended December 31, 2024. Unless explicitly provided, we understand that your comments are intended to apply to disclosure in the Registrant’s future filings. We have reproduced your comments below, followed by the Registrant’s responses. Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the report filed on Form N-CSR.

1.	Comment: The Staff reminds you that the Registrant and its management are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Response:      The Registrant acknowledges this comment.

2.	Comment: For closed-end funds, the average annual total returns for the one-, five-, and ten-year periods should be presented in the Management’s Discussion of Fund Performance section pursuant to Instruction 4(g)(2)(B) to Item 24 of Form N-2. The average annual total return for the ten-year period ending December 31, 2024 was not presented in the Registrant’s annual report. Please include this disclosure in future annual reports.

Response: The Registrant confirms that this disclosure will be updated in future filings.

May 8, 2025 Page 2

3.	Comment: The title of the individuals signing the certifications contained in Form N-CSR does not specifically include the title of principal executive officer or principal financial officer. Please confirm in correspondence that the individuals who sign the certifications provided with the filings on Form N-CSR are the principal executive officer and principal financial officer. Additionally, and going forward, please confirm that the Registrant will include such titles in the certifications.

Response:	The Registrant confirms that Thomas P. Majewski and Kenneth P. Onorio serve as principal executive officer and principal financial officer of the Registrant, respectively, and these titles will be reflected in future filings.

4.	Comment: It appears that more than 25% of the value of the Fund’s total assets is invested in the securities of one issuer. Please describe the process the Fund uses to determine if the Fund is in compliance with IRS diversification rules regarding qualifications as a regulated investment company for tax purposes (See IRC Section 851(b)(3)(B)). Please also confirm whether the Fund is in compliance with such rules as of the Fund’s taxable year ended November 30, 2024.

Response:	Eagle Point Credit Company Sub (Cayman) Ltd. (“the subsidiary”) is a disregarded entity for U.S. tax purposes. For tax diversification testing, the underlying assets of the subsidiary are tested by issuer rather than the subsidiary itself as a single issuer. As a result, no more than 25% of the value of the Fund’s total assets is invested in the securities of one issuer. The Fund confirms it is in compliance with such rules as of the Fund’s taxable year ended November 30, 2024.

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Please do not hesitate to contact the undersigned at (202) 261-3402 with any questions or comments concerning this correspondence.

Sincerely,

/s/ Alexander C. Karampatsos
Alexander C. Karampatsos

cc:	Nauman S. Malik, Eagle Point Credit Management LLC
Joshua M. Katz, Eagle Point Credit Management LLC
Brooke A. Clark, Eagle Point Credit Management LLC
Philip T. Hinkle, Dechert LLP
Antonio G. Fraone, Dechert LLP